Exhibit 99.2

Government Properties Income Trust

Pender Business Park, Fairfax, VA.
Square Feet: 170,940.
Primary Tenant: The Commonwealth of Virginia.

GOV
LISTED
NYSE



Second Quarter 2014
Supplemental Operating and Financial Data

All amounts in this report are unaudited.



TABLE OF CONTENTS

TABLE OF CONTENTS

WARNING CONCERNING FORWARD LOOKING STATEMENTS



WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

• OUR ACQUISITIONS AND SALES OF PROPERTIES,

• OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,

• THE CREDIT QUALITIES OF OUR TENANTS,

• THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, RENEW LEASES, ENTER INTO NEW LEASES, NOT EXERCISE EARLY TERMINATION OPTIONS PURSUANT TO THEIR LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS OR GOVERNMENT BUDGET CONSTRAINTS,

• OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,

• OUR EXPECTATION THAT WE WILL BENEFIT FINANCIALLY FROM OUR OWNERSHIP INTEREST IN SELECT INCOME REIT, OR SIR,

• OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,

• THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,

• OUR EXPECTATION THAT THERE WILL BE OPPORTUNITIES FOR US TO ACQUIRE, AND THAT WE WILL ACQUIRE, ADDITIONAL PROPERTIES THAT ARE MAJORITY LEASED TO GOVERNMENT TENANTS,
• OUR EXPECTATIONS REGARDING DEMAND FOR LEASED SPACE BY THE U.S. GOVERNMENT AND STATE AND LOCAL GOVERNMENTS,

• OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,

• OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,

• OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT, AND

• OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, NORMALIZED FUNDS FROM OPERATIONS, NET OPERATING INCOME, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, EBITDA AS ADJUSTED, OR ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

• THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,

• COMPETITION WITHIN THE REAL ESTATE INDUSTRY, PARTICULARLY WITH RESPECT TO THOSE MARKETS IN WHICH OUR PROPERTIES ARE LOCATED AND WITH RESPECT TO THE ACQUISITION OF GOVERNMENT LEASED PROPERTIES,

• THE IMPACT OF CHANGES IN THE REAL ESTATE NEEDS AND FINANCIAL CONDITIONS OF THE U.S. GOVERNMENT AND STATE AND LOCAL GOVERNMENTS,

• COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,

• ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND THEIR RELATED PERSONS AND ENTITIES,



- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES, AND

- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.

FOR EXAMPLE:

- CONTINGENCIES IN OUR ACQUISITION AND SALE AGREEMENTS MAY NOT BE SATISFIED AND OUR PENDING ACQUISITIONS AND SALES MAY NOT OCCUR, MAY BE DELAYED OR THE TERMS OF SUCH TRANSACTIONS MAY CHANGE,

- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS, THE CAPITAL COSTS WE INCUR TO LEASE OUR PROPERTIES AND OUR RECEIPT OF DISTRIBUTIONS FROM SIR; HOWEVER, WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED,

- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND LEASE THEM FOR RENTS, LESS PROPERTY OPERATING EXPENSES, THAT EXCEED OUR CAPITAL COSTS; HOWEVER, WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR LEASE TERMS FOR NEW PROPERTIES,

- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO OBTAIN NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

- SOME GOVERNMENT TENANTS MAY EXERCISE THEIR RIGHT TO VACATE THEIR SPACE BEFORE THE STATED EXPIRATION OF THEIR LEASES, AND WE MAY BE UNABLE TO OBTAIN NEW TENANTS TO MAINTAIN THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF CHANGING MARKET CONDITIONS OR OTHERWISE,

- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CREDIT FACILITY CONDITIONS,

- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH OUR REVOLVING CREDIT FACILITY,

- INCREASING THE MAXIMUM BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY AND OUR EXISTING TERM LOAN IS SUBJECT TO OUR OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,

- WE MAY EXTEND THE MATURITY DATE OF OUR REVOLVING CREDIT FACILITY SUBJECT TO MEETING CERTAIN CONDITIONS AND PAYMENT OF A FEE. WE CAN PROVIDE NO ASSURANCE THAT THE APPLICABLE CONDITIONS WILL BE MET,

- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,

- SIR MAY REDUCE THE AMOUNT OF ITS DISTRIBUTIONS TO ITS SHAREHOLDERS, INCLUDING US,

- WE MAY BE UNABLE TO SELL OUR SIR SHARES FOR AN AMOUNT EQUAL TO THE CARRYING VALUE OF THOSE SHARES AND ANY SUCH SALE MAY BE AT A DISCOUNT TO MARKET PRICE BECAUSE OF THE LARGE SIZE OF OUR SIR HOLDINGS OR OTHERWISE, AND

- WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH RMR, AFFILIATES INSURANCE COMPANY AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS CHANGES IN GOVERNMENT TENANTS' NEEDS FOR LEASED SPACE, NATURAL DISASTERS OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.



50 West State Street, Trenton, NJ.
Square Feet: 266,995.
Primary Tenant: New Jersey Dept. of the Treasury.

CORPORATE INFORMATION



COMPANY PROFILE

The Company:

Government Properties Income Trust, or GOV, we or us, is a real estate investment trust, or REIT, which primarily owns properties located throughout the United States that are majority leased to government tenants. The majority of our properties are office buildings. On July 9, 2014, we acquired 21.5 million common shares, or 35.9% of the outstanding common shares, of Select Income REIT (NYSE: SIR), or SIR, a publicly traded REIT that primarily owns and invests in single tenant properties throughout the U.S. and leased lands in Hawaii. We have been investment grade rated since 2010, and we are included in the S&P Small Cap 600 Index, the Russell 2000® stock index and the MSCI US REIT index.

Management:

GOV is managed by Reit Management & Research LLC, or RMR. RMR is a private company which was founded in 1986 to manage public investments in real estate. As of June 30, 2014, RMR manages a large portfolio of publicly owned real estate, including approximately 1,230 properties, located in 47 states, Washington, DC, Puerto Rico, Canada and Australia. In addition to managing GOV, RMR also manages SIR, Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, and Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings. RMR is also currently providing management services for Equity Commonwealth (formerly known as CommonWealth REIT), a publicly traded REIT that primarily owns office properties. In addition, RMR provides management services to Five Star Quality Care, Inc., or Five Star, a senior living and healthcare services company that is a tenant of SNH and that manages certain of SNH's senior living communities, and TravelCenters of America LLC, an operator of travel centers which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is one of HPT's hotel managers; and another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined gross assets of approximately $25.0 billion as of June 30, 2014. We believe that being managed by RMR is a competitive advantage for GOV because RMR provides us with a depth of quality of management and experience which may be unequaled in the real estate industry. We also believe RMR provides management services to us at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 219-1440
(f) (617) 219-1441

Stock Exchange Listing:

New York Stock Exchange

Trading Symbol:

Common Shares – GOV

Issuer Ratings:

Moody's – Baa3
Standard & Poor's – BBB-

Portfolio Data (as of 6/30/2014)[1]:

Total properties   71 (91 buildings)
Total sq. ft. (000s)   10,970
Percent leased   95.5%

[1] Excludes two properties (two buildings) included in discontinued operations and classified as held for sale as of June 30, 2014.

INVESTOR INFORMATION



Board of Trustees

Barbara D. Gilmore
Independent Trustee

John L. Harrington
Independent Trustee

Jeffrey P. Somers
Independent Trustee

Barry M. Portnoy
Managing Trustee

Adam D. Portnoy
Managing Trustee

Senior Management

David M. Blackman
President and Chief Operating Officer

Mark L. Kleifges
Treasurer and Chief Financial Officer

Contact Information

Investor Relations
Government Properties Income Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 219-1440
(f) (617) 796-8267
(e-mail) info@govreit.com
(website) www.govreit.com

Inquiries
Financial inquiries should be directed to Mark L. Kleifges,
Treasurer and Chief Financial Officer, at (617) 219-1440
or mkleifges@govreit.com.

Investor and media inquiries should be directed to
Jason Fredette, Director, Investor Relations, at (617) 219-1440 or
jfredette@govreit.com.



RESEARCH COVERAGE

Equity Research Coverage

Bank of America Merrill Lynch Research
James Feldman
James.Feldman@baml.com
(646) 855-5808

MLV & Co.
Jon Petersen
jpetersen@mlvco.com
(646) 556-9185

Wells Fargo Securities
Brendan Maiorana
Brendan.Maiorana@wellsfargo.com
(443) 263-6516

Jefferies & Company, Inc.
Omotayo Okusanya
Tokusanya@jefferies.com
(212) 336-7076

Morgan Stanley
Vance Edelson
Vance.Edelson@morganstanley.com
(212) 761-0078

JMP Securities
Mitch Germain
Mgermain@jmpsecurities.com
(212) 906-3546

RBC Capital Markets
Mike Carroll
Michael.Carroll@rbccm.com
(440) 715-2649

Rating Agencies

Moody's Investors Service
Lori Marks
Lori.marks@moodys.com
(212) 553-1653

Standard & Poor's
Jamie Gitler
Jaime.Gitler@standardandpoors.com
(212) 438-5049

GOV is followed by the analysts and its credit is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding GOV's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of GOV or its management. GOV does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

12795 West Alameda Parkway, Lakewood, CO.
Square Feet: 166,745.
Primary Tenant: National Park Service.

FINANCIAL INFORMATION





KEY FINANCIAL DATA

(dollar and share amounts in thousands, except per share data)

	As of and for the Three Months Ended				
	6/30/2014	3/31/2014	12/31/2013	9/30/2013	6/30/2013
Shares Outstanding:					
Common shares outstanding (at end of period)[1]	54,751	54,728	54,722	54,722	54,674
Weighted average common shares outstanding[1]	54,743	54,725	54,722	54,684	54,669
Common Share Data:					
Price at end of period	$ 25.39	$ 25.20	$ 24.85	$ 23.93	$ 25.22
High during period	$ 26.30	$ 25.41	$ 25.41	$ 27.03	$ 26.93
Low during period	$ 24.77	$ 24.02	$ 23.33	$ 23.00	$ 23.13
Annualized dividends paid per share during period	$ 1.72	$ 1.72	$ 1.72	$ 1.72	$ 1.72
Annualized dividend yield (at end of period)	6.8%	6.8%	6.9%	7.2%	6.8%
Annualized Normalized FFO[2] multiple (at end of period)	11.1x	12.0x	12.1x	11.7x	11.8x
Annualized property net operating income (NOI)[3] / total market capitalization	7.6%	7.3%	7.3%	7.6%	7.9%
Market Capitalization:					
Total debt (book value)	$ 735,459	$ 605,115	$ 597,727	$ 510,343	$ 466,939
Plus: market value of common shares (at end of period)	1,390,128	1,379,146	1,359,842	1,309,497	1,378,878
Total market capitalization	$ 2,125,587	$ 1,984,261	$ 1,957,569	$ 1,819,840	$ 1,845,817
Total debt / total market capitalization	34.6%	30.5%	30.5%	28.0%	25.3%
Book Capitalization:					
Total debt	$ 735,459	$ 605,115	$ 597,727	$ 510,343	$ 466,939
Plus: total shareholders' equity	973,223	981,532	989,675	1,000,462	1,021,119
Total book capitalization	$ 1,708,682	$ 1,586,647	$ 1,587,402	$ 1,510,805	$ 1,488,058
Total debt / total book capitalization	43.0%	38.1%	37.7%	33.8%	31.4%

[1] In July 2014, we sold 15,525 of our common shares in a public offering.

[2] See Exhibit C for the calculation of funds from operations, or FFO, and Normalized FFO, and a reconciliation of net income determined in accordance with United States generally accepted accounting principles, or GAAP, to those amounts. Adjustments were made to certain prior period amounts to conform to the current period Normalized FFO calculation.

[3] See Exhibit A for the calculation of net operating income, or NOI, and Cash Basis NOI and a reconciliation of those amounts to net income determined in accordance with GAAP.



KEY FINANCIAL DATA

(dollar amounts in thousands, except per share data)

	As of and for the Three Months Ended				
	6/30/2014	3/31/2014	12/31/2013	9/30/2013	6/30/2013
Selected Balance Sheet Data:					
Total assets	$ 1,751,605	$ 1,629,480	$ 1,632,452	$ 1,553,079	$ 1,527,204
Total liabilities	$ 778,382	$ 647,948	$ 642,777	$ 552,617	$ 506,085
Gross book value of real estate assets [1]	$ 1,928,628	$ 1,789,849	$ 1,766,077	$ 1,689,578	$ 1,647,632
Total debt / gross book value of real estate assets [1]	38.1%	33.8%	33.8%	30.2%	28.3%
Selected Income Statement Data:					
Rental income	$ 62,428	$ 59,820	$ 58,271	$ 56,401	$ 55,934
Adjusted EBITDA [2]	$ 37,383	$ 33,685	$ 33,057	$ 31,976	$ 33,936
NOI [3]	$ 40,353	$ 36,271	$ 35,724	$ 34,622	$ 35,792
NOI margin [4]	64.6%	60.6%	61.3%	61.4%	64.0%
Net income [5] [6]	$ 14,608	$ 15,190	$ 12,724	$ 1,966	$ 15,204
Normalized FFO [7]	$ 31,470	$ 28,782	$ 28,201	$ 27,542	$ 29,533
Common distributions paid	$ 23,535	$ 23,530	$ 23,530	$ 23,510	$ 23,505
Normalized FFO [7] payout ratio	74.8%	81.8%	83.4%	85.4%	79.6%
Per Share Data:					
Net income [5] [6]	$ 0.27	$ 0.28	$ 0.23	$ 0.04	$ 0.28
Normalized FFO [7]	$ 0.57	$ 0.53	$ 0.52	$ 0.51	$ 0.54
Coverage Ratios:					
Adjusted EBITDA [2] / interest expense	7.2x	7.4x	7.4x	7.7x	8.3x
Total debt / Annualized Adjusted EBITDA [2]	4.9x	4.5x	4.5x	4.0x	3.4x

[1] Gross book value of real estate assets is real estate properties at cost, plus certain acquisition costs, before purchase price allocations and less impairment writedowns, if any, and excludes properties classified as discontinued operations.

[2] See Exhibit B for the calculation of earnings before interest, taxes, depreciation and amortization, or EBITDA, and Adjusted EBITDA, and a reconciliation of net income determined in accordance with GAAP to those amounts. Adjustments were made to certain prior period amounts to conform to the current period Adjusted EBITDA calculation.

[3] See Exhibit A for the calculation of NOI and a reconciliation of those amounts to net income determined in accordance with GAAP.

[4] NOI margin is defined as NOI as a percentage of rental income. See Exhibit A for the calculation of NOI and a reconciliation of net income determined in accordance with GAAP to those amounts.

[5] Net income for the three months ended September 30, 2013 includes a loss on impairment of properties from discontinued operations of $10.1 million, or $0.19 per share.

[6] Net income for the three months ended March 31, 2014 includes an increase to the carrying value of an asset held for sale of $2.3 million, or $0.04 per share.

[7] See Exhibit C for the calculation of FFO and Normalized FFO, and a reconciliation of net income determined in accordance with GAAP to those amounts. Adjustments were made to certain prior period amounts to conform to the current period Normalized FFO calculation.

CONDENSED CONSOLIDATED BALANCE SHEETS



(dollar amounts in thousands, except per share data)

	As of 6/30/2014	As of 12/31/2013
ASSETS		
Real estate properties:		
Land	$ 258,330	$ 243,686
Buildings and improvements	1,439,466	1,324,876
	1,697,796	1,568,562
Accumulated depreciation	(205,660)	(187,635)
	1,492,136	1,380,927
Assets of discontinued operations	23,570	25,997
Acquired real estate leases, net	163,831	142,266
Cash and cash equivalents	5,035	7,663
Restricted cash	2,501	1,689
Rents receivable, net	34,656	33,350
Deferred leasing costs, net	11,656	11,618
Deferred financing costs, net	3,618	3,911
Other assets, net	14,602	25,031
Total assets	$ 1,751,605	$ 1,632,452
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ 195,500	$ 157,000
Unsecured term loan	350,000	350,000
Mortgage notes payable	189,959	90,727
Liabilities of discontinued operations	262	276
Accounts payable and accrued expenses	22,175	23,216
Due to related persons	2,734	2,474
Assumed real estate lease obligations, net	17,752	19,084
Total liabilities	778,382	642,777
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $.01 par value: 70,000,000 shares authorized,		
54,750,836 and 54,722,018 shares issued and outstanding, respectively	548	547
Additional paid in capital	1,106,452	1,105,679
Cumulative net income	221,711	191,913
Cumulative other comprehensive income	90	49
Cumulative common distributions	(355,578)	(308,513)
Total shareholders' equity	973,223	989,675
Total liabilities and shareholders' equity	$ 1,751,605	$ 1,632,452

CONDENSED CONSOLIDATED STATEMENTS OF INCOME



(dollars and share amounts in thousands, except per share data)

	For the Three Months Ended		For the Six Months Ended	
	6/30/2014	6/30/2013	6/30/2014	6/30/2013
Rental income [1]	$ 62,428	$ 55,934	$ 122,248	$ 112,238
Expenses:				
Real estate taxes	7,166	6,484	13,978	12,805
Utility expenses	4,049	3,860	9,745	7,709
Other operating expenses	10,860	9,798	21,901	19,119
Depreciation and amortization	16,191	13,603	31,618	26,929
Acquisition related costs	671	105	1,180	139
General and administrative	4,111	3,229	7,208	6,408
Total expenses	43,048	37,079	85,630	73,109
Operating income	19,380	18,855	36,618	39,129
Interest and other income	8	4	58	10
Interest expense (including net amortization of debt premiums and deferred financing fees of $223, $332, $553 and $663, respectively)	(5,158)	(4,065)	(9,685)	(8,212)
Income from continuing operations before income tax expense and equity in earnings of an investee	14,230	14,794	26,991	30,927
Income tax expense	(101)	(43)	(123)	(86)
Equity in earnings of an investee	118	79	21	155
Income from continuing operations	14,247	14,830	26,889	30,996
Income from discontinued operations	361	374	2,909	8,934
Net income	$ 14,608	$ 15,204	$ 29,798	$ 39,930
Weighted average common shares outstanding	54,743	54,669	54,734	54,657
Income from continuing operations per common share	$ 0.26	$ 0.27	$ 0.49	$ 0.57
Income from discontinued operations per common share	$ 0.01	$ 0.01	$ 0.05	$ 0.16
Net income per common share	$ 0.27	$ 0.28	$ 0.54	$ 0.73
Additional Data:				
General and administrative expenses / rental income	6.59%	5.77%	5.90%	5.71%
General and administrative expenses / total assets (at end of period)	0.23%	0.21%	0.41%	0.42%
Non-cash straight line rent adjustments [1]	$ 1,101	$ 609	$ 2,243	$ 1,347
Lease value amortization included in rental income [1]	$ (215)	$ (306)	$ (405)	$ (547)
Lease termination fees included in rental income	$ -	$ 44	$ -	$ 44

[1] We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues, service income and other fixed and variable charges paid to us by our tenants, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollar amounts in thousands)



	For the Six Months Ended	
	6/30/2014	6/30/2013
Cash flows from operating activities:		
Net income	$ 29,798	$ 39,930
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	18,392	17,273
Net amortization of debt premium and deferred financing fees	553	663
Straight line rental income	(2,209)	(1,654)
Amortization of acquired real estate leases	12,702	10,413
Amortization of deferred leasing costs	964	590
Other non-cash expenses	1,008	1,046
Increase in carrying value of asset held for sale	(2,344)	-
Net gain on sale of properties	-	(8,168)
Equity in earnings of an investee	(21)	(155)
Change in assets and liabilities:		
Restricted cash	(812)	(183)
Deferred leasing costs	(1,690)	(2,075)
Rents receivable	1,008	(59)
Other assets	2,016	1,258
Accounts payable and accrued expenses	1,341	397
Due to related persons	174	(787)
Cash provided by operating activities	60,880	58,489
Cash flows from investing activities:		
Real estate acquisitions and deposits	(47,359)	-
Real estate improvements	(9,704)	(6,542)
Investment in Affiliates Insurance Company	(825)	-
Proceeds from sale of properties, net	4,644	18,374
Cash (used in) provided by investing activities	(53,244)	11,832
Cash flows from financing activities:		
Repayment of mortgage notes payable	(1,072)	(955)
Borrowings on unsecured revolving credit facility	85,500	46,500
Repayments on unsecured revolving credit facility	(47,000)	(71,000)
Financing fees	(627)	-
Distributions to common shareholders	(47,065)	(47,002)
Cash used in financing activities	(10,264)	(72,457)
Decrease in cash and cash equivalents	(2,628)	(2,136)
Cash and cash equivalents at beginning of period	7,663	5,255
Cash and cash equivalents at end of period	$ 5,035	$ 3,119
Supplemental cash flow information:		
Interest paid	$ 8,653	$ 7,610
Income taxes paid	87	128
Non-cash investing activities:		
Real estate acquisition funded by the assumption of mortgage debt	$ (97,524)	$ -
Non-cash financing activities:		
Assumption of mortgage debt	$ 97,524	$ -



As of June 30, 2014[1]
(dollars in thousands)

	Coupon Rate	Interest Rate [2]	Principal Balance [2]	Maturity Date	Due at Maturity	Years to Maturity
Unsecured Floating Rate Debt:						
$550,000 unsecured revolving credit facility [3]	1.65%	1.65%	$ 195,500	10/19/2015	$ 195,500	1.3
$350,000 unsecured term loan [4]	1.90%	1.90%	350,000	1/11/2017	350,000	2.5
Total / weighted average	1.81%	1.81%	$ 545,500		$ 545,500	2.1
Secured Fixed Rate Debt:						
Secured debt - Two buildings in Reston, VA	5.55%	3.50%	$ 86,015	4/1/2016	$ 83,000	1.8
Secured debt - Two buildings in Indianapolis, IN	5.73%	5.24%	47,906	10/11/2015	46,700	1.3
Secured debt - One building in Landover, MD	6.21%	6.21%	23,990	8/1/2016	23,296	2.1
Secured debt - One building in Fairfax, VA	5.88%	5.88%	14,475	8/11/2021	12,702	7.1
Secured debt - One building in Tampa, FL	7.00%	5.15%	9,749	3/1/2019	7,890	4.7
Secured debt - One building in Lakewood, CO	8.15%	6.15%	7,824	3/1/2021	-	6.7
Total / weighted average	5.89%	4.66%	$ 189,959		$ 173,588	2.4
Debt Summary:						
Total / weighted average floating rate debt	1.81%	1.81%	$ 545,500		$ 545,500	2.1
Total / weighted average secured fixed rate debt	5.89%	4.66%	189,959		173,588	2.4
Total / weighted average	2.86%	2.55%	$ 735,459		$ 719,088	2.2

[1] On July 9, 2014, we entered into a new $500,000 unsecured term loan agreement. In addition to fees and expenses associated with the new term loan, it bears interest at LIBOR plus 175 basis points, subject to adjustment based on changes to our credit ratings. The new term loan matures on July 8, 2015 and is prepayable without penalty at any time. On July 30, 2014, $350,250 of this loan was repaid with proceeds of an equity offering.

[2] Includes the effect of unamortized fair value premium related to mortgage debt assumed.

[3] Borrowings under our unsecured revolving credit facility bear interest at LIBOR plus a premium of 150 basis points. We also pay a facility fee of 35 basis points per annum on the total amount of lending commitments under our revolving credit facility. Both the interest rate premium and facility fee are subject to adjustment based upon changes to our credit ratings. The coupon rate and interest rate listed above are as of 6/30/2014. Subject to meeting certain conditions and payment of a fee, we may extend the current maturity date by one year to 10/19/2016.

[4] The amount outstanding under our existing $350,000 term loan bears interest at LIBOR plus a premium of 175 basis points, subject to adjustment based on changes to our credit ratings. The coupon rate and interest rate listed above are as of 6/30/2014. Our existing $350,000 term loan is prepayable without penalty at any time.



DEBT MATURITY SCHEDULE

As of June 30, 2014[1]

(dollars in thousands)

Year	Unsecured Floating Rate Debt	Secured Fixed Rate Debt[4]	Total[5]
2014	$ -	$ 1,149	$ 1,149
2015	195,500 [2]	48,906	244,406
2016	-	107,933	107,933
2017	350,000 [3]	1,549	351,549
2018	-	1,671	1,671
2019	-	9,440	9,440
2020	-	1,619	1,619
2021	-	13,229	13,229
Total	$ 545,500	$ 185,496	$ 730,996
Percent of total debt	74.6%	25.4%	100.0%

[1] On July 9, 2014, we entered into a new $500,000 unsecured term loan agreement. The new term loan matures on July 8, 2015 and is prepayable without penalty at any time. On July 30, 2014, $350,250 of this loan was repaid with proceeds of an equity offering.

[2] Represents amounts outstanding under our unsecured revolving credit facility at 6/30/2014. Subject to meeting certain conditions and payment of a fee, we may extend the current maturity date of our unsecured revolving credit facility by one year to 10/19/2016.

[3] Represents the outstanding balance of our existing $350,000 unsecured term loan at 6/30/2014. Our existing $350,000 term loan is prepayable without penalty at any time.

[4] Principal balances are the amounts actually payable pursuant to the applicable contracts. In accordance with GAAP, our carrying values may differ from these amounts because of market conditions at the time we assumed these debts.

[5] Our total debt as of 6/30/2014, including unamortized mortgage premiums, was $735,459.



LEVERAGE RATIOS AND COVERAGE RATIOS

	As of and for the Three Months Ended				
	6/30/2014	3/31/2014	12/31/2013	9/30/2013	6/30/2013
Leverage Ratios:					
Total debt / total market capitalization[1]	34.6%	30.5%	30.5%	28.0%	25.3%
Total debt / total book capitalization[1]	43.0%	38.1%	37.7%	33.8%	31.4%
Total debt / total assets[1]	42.0%	37.1%	36.6%	32.9%	30.6%
Total debt / gross book value of real estate assets [1] [2]	38.1%	33.8%	33.8%	30.2%	28.3%
Secured debt [1] / total assets	10.8%	6.4%	5.6%	5.9%	6.0%
Coverage Ratios:					
Adjusted EBITDA[3] / interest expense	7.2x	7.4x	7.4x	7.7x	8.3x
Total debt[1] / Annualized Adjusted EBITDA[3]	4.9x	4.5x	4.5x	4.0x	3.4x

[1] Debt includes the effect of unamortized mortgage premiums, if any, related to mortgage debts assumed at the time of real estate acquisitions.

[2] Gross book value of real estate assets is real estate properties at cost, plus certain acquisition costs, before purchase price allocations and less impairment writedowns, if any, and excludes properties included in discontinued operations.

[3] See Exhibit B for the calculation of EBITDA and Adjusted EBITDA, and a reconciliation of net income determined in accordance with GAAP to those amounts. Adjustments were made to certain prior period amounts to conform to the current period Adjusted EBITDA calculation.

SUMMARY OF CAPITAL EXPENDITURES[1]



(dollars and sq. ft. in thousands, except per sq. ft. data)

	For the Three Months Ended				
	6/30/2014	3/31/2014	12/31/2013	9/30/2013	6/30/2013
Tenant improvements [2]	$ 1,572	$ 1,953	$ 2,477	$ 3,783	$ 606
Leasing costs [3]	733	269	2,558	891	1,290
Building improvements [4]	891	2,104	3,272	1,812	1,701
Recurring capital expenditures	3,196	4,326	8,307	6,486	3,597
Development, redevelopment and other activities [5]	902	99	2,105	4,503	712
Total capital expenditures	$ 4,098	$ 4,425	$ 10,412	$ 10,989	$ 4,309
Average sq. ft. during period	10,685	10,359	10,159	9,823	9,644
Building improvements per average sq. ft. during period	$ 0.08	$ 0.20	$ 0.32	$ 0.18	$ 0.18

[1] Amounts exclude properties classified as discontinued operations.

[2] Tenant improvements include capital expenditures used to improve tenants' space or amounts paid directly to tenants to improve their space.

[3] Leasing costs include leasing related costs, such as brokerage commissions and tenant inducements.

[4] Building improvements generally include expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets.

[5] Development, redevelopment and other activities generally include (i) major capital expenditures that are identified at the time of a property acquisition and incurred within a short time period after acquiring the property, and (ii) major capital expenditure projects that reposition a property or result in new sources of revenue.

PROPERTY ACQUISITION AND DISPOSITION INFORMATION SINCE 1/1/2014



(dollars and sq. ft. in thousands, except per sq. ft. data)

Acquisitions:

Date Acquired	City and State	Number of Properties	Number of Buildings	Sq. Ft.	Purchase Price [1]	Purchase Price [1] / Sq. Ft.	Cap Rate [2]	Weighted Average Remaining Lease Term [3]	Percent Leased [4]	Major Tenant
Mar-14	Fairfax, VA	1	1	83	$ 19,775	$ 238	8.6%	4.0	100.0%	U.S. Government
May-14	Richmond, VA	1	1	174	22,500	$ 129	9.3%	3.8	94.6%	Commonwealth of Virginia
May-14	Reston, VA	1	2	406	112,250	$ 276	8.3%	5.3	100.0%	U.S. Government
	Total / Weighted Average	3	4	663	$154,525	$ 233	8.5%	4.9	99.2%	

[1] Represents the gross contract purchase price, including assumed debt, if any, and excludes acquisition costs, amounts necessary to adjust assumed liabilities to their fair values and purchase price allocations to intangibles.

[2] Represents the ratio of (x) annual straight line rental income, excluding the impact of above and below market lease amortization, based on existing leases at the acquisition date, less estimated annual property operating expenses as of the date of acquisition, excluding depreciation and amortization expense, to (y) the acquisition purchase price, excluding acquisition costs.

[3] Average remaining lease term weighted based on rental income as of the date of acquisition.

[4] Percent leased as of the date of acquisition.

Dispositions:

Date Sold	City and State	Number of Properties	Number of Buildings	Sq. Ft.	Sale Price [5]
Feb-14	Phoenix, AZ	1	1	97	$ 5,000
		1	1	97	$ 5,000

[5] Represents the gross contract sale price and excludes closing costs.

PORTFOLIO INFORMATION



75 Pleasant Street, Malden, MA.
Square Feet: 125,521.
Primary Tenant: Massachusetts Dept. of Education.

PORTFOLIO SUMMARY[1]



As of June 30, 2014

	Number of Properties	Number of Buildings	Sq. Ft.[2]	% Sq. Ft.	% Rental Income Three Months Ended 6/30/2014	% NOI Three Months Ended 6/30/2014 [3]	% Cash Basis NOI Three Months Ended 6/30/2014 [3]
Properties majority leased to the U.S. Government [4]	51	65	8,082,390	73.7%	71.9%	73.2%	74.0%
Properties majority leased to state governments	17	23	2,530,844	23.1%	23.2%	21.3%	21.3%
Property majority leased to the United Nations	1	1	187,060	1.7%	4.0%	4.6%	4.9%
Property majority leased to a non-government tenant	1	1	125,788	1.1%	0.9%	1.1%	0.0%
Other property (currently vacant)	1	1	43,918	0.4%	0.0%	(0.2%)	(0.2%)
Total	71	91	10,970,000	100.0%	100.0%	100.0%	100.0%

[1] Excludes properties classified as discontinued operations.

[2] Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for tenants.

[3] See Exhibit A for the calculation of NOI and Cash Basis NOI, and a reconciliation of those amounts to net income determined in accordance with GAAP.

[4] Corporate Square in Atlanta, GA, contains five buildings, of which two were vacant as of June 30, 2014.

SUMMARY CONSOLIDATED AND SAME PROPERTY RESULTS



(dollars and sq. ft. in thousands, except per sq. ft. data)

	Summary Consolidated Results [1] For the Three Months Ended		Summary Same Property Results [2] For the Three Months Ended	
	6/30/2014	6/30/2013	6/30/2014	6/30/2013
Properties (end of period)	71	63	63	63
Total sq. ft. [3]	10,970	9,644	9,636	9,644
Percent leased [4]	95.5%	94.1%	95.0%	94.1%
Rental income [5]	$ 62,428	$ 55,934	$ 56,955	$ 55,934
NOI [6]	$ 40,353	$ 35,792	$ 36,498	$ 35,792
Cash Basis NOI [6]	$ 39,467	$ 35,489	$ 35,869	$ 35,489
NOI % margin	64.6%	64.0%	64.1%	64.0%
Cash Basis NOI % margin	64.1%	63.8%	63.7%	63.8%
NOI % change	12.7%	-	2.0%	-
Cash Basis NOI % change	11.2%	-	1.1%	-

	Summary Consolidated Results [1] For the Six Months Ended		Summary Same Property Results [7] For the Six Months Ended	
	6/30/2014	6/30/2013	6/30/2014	6/30/2013
Properties (end of period)	71	63	63	63
Total sq. ft. [3]	10,970	9,644	9,636	9,644
Percent leased [4]	95.5%	94.1%	95.0%	94.1%
Rental income [5]	$ 122,248	$ 112,238	$ 113,335	$ 112,238
NOI [6]	$ 76,624	$ 72,605	$ 70,513	$ 72,605
Cash Basis NOI [6]	$ 74,786	$ 71,805	$ 69,137	$ 71,805
NOI % margin	62.7%	64.7%	62.2%	64.7%
Cash Basis NOI % margin	62.1%	64.4%	57.4%	64.4%
NOI % change	5.5%	-	-2.9%	-
Cash Basis NOI % change	4.2%	-	-3.7%	-

[1] Based on properties we owned as of 6/30/2014, excluding properties classified as discontinued operations.

[2] Based on properties we owned as of 6/30/2014 and which we owned continuously since 4/1/2013, excluding properties classified as discontinued operations.

[3] Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for tenants.

[4] Percent leased includes (i) space being fitted out for occupancy pursuant to our lease agreements, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants, if any, as of the measurement date.

[5] We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues, service income and other fixed and variable charges paid to us by our tenants, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.

[6] See Exhibit A for the calculation of NOI and Cash Basis NOI, and a reconciliation of those amounts to net income determined in accordance with GAAP.

[7] Based on properties we owned as of 6/30/2014 and which we owned continuously since 1/1/2013, excluding properties included in discontinued operations.

OCCUPANCY AND LEASING SUMMARY[1]



(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and for the Three Months Ended				
	6/30/2014	3/31/2014	12/31/2013	9/30/2013	6/30/2013
Properties	71	69	68	65	63
Total sq. ft. [2]	10,970	10,400	10,317	10,001	9,644
Percentage leased	95.5%	95.1%	94.8%	94.6%	94.1%
Leasing Activity (sq. ft.):					
Government tenants	159	17	126	220	281
Non-government tenants	45	45	133	25	34
Total	204	62	259	245	315
% Change in GAAP Rent [3]:					
Government tenants	26.5%	35.9%	2.5%	12.5%	(1.1%)
Non-government tenants	(12.8%)	(12.4%)	(23.3%)	(7.2%)	(3.9%)
Total	16.0%	(2.3%)	(8.0%)	10.6%	(1.4%)
Leasing Cost and Concession Commitments [4]:					
Government tenants	$ 4,324	$ -	$ 594	$ 5,457	$ 4,614
Non-government tenants	1,012	1,658	8,775	867	577
Total	$ 5,336	$ 1,658	$ 9,369	$ 6,324	$ 5,191
Leasing Cost and Concession Commitments per Sq. Ft. [4]:					
Government tenants	$ 27.25	$ -	$ 4.71	$ 24.85	$ 16.42
Non-government tenants	$ 22.16	$ 36.92	$ 65.91	$ 33.54	$ 17.18
Total	$ 26.11	$ 26.55	$ 36.14	$ 25.77	$ 16.50
Weighted Average Lease Term by Sq. Ft. (years):					
Government tenants	4.8	6.8	3.4	8.1	14.4
Non-government tenants	6.2	5.3	11.1	5.6	5.1
Total	5.1	5.7	7.4	7.8	13.4
Leasing Cost and Concession Commitments per Sq. Ft. per Year:					
Government tenants	$ 5.67	$ -	$ 1.37	$ 3.06	$ 1.14
Non-government tenants	$ 3.58	$ 6.95	$ 5.91	$ 6.01	$ 3.37
Total	$ 5.10	$ 4.62	$ 4.89	$ 3.28	$ 1.23

[1] Excludes properties classified as discontinued operations.

[2] Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for tenants.

[3] Percent difference in prior rents charged for same space or, in the case of space acquired vacant, market rental rates for similar space in the building at the date of acquisition. Rents include estimated recurring expense reimbursements paid to us and exclude lease value amortization.

[4] Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.

The above leasing summary is based on leases entered into during the periods indicated.

LEASING ANALYSIS BY TENANT TYPE[1]



| Tenant Type | Sq. Ft. Leased as of 3/31/2014[2] | % of Sq. Ft. Leased as of 3/31/2014[2] | Sq. Ft. During the Three Months Ended 6/30/2014 | | | | Sq. Ft. Leased as of 6/30/2014[2] | % of Sq. Ft. Leased as of 6/30/2014[2] |
			Expired Leases	Lease Renewals Executed	New Leases Executed	Properties Acquired		
U.S. Government	6,917,159	69.9%	(149,073)	148,287	-	406,388	7,322,761	69.9%
State Government	1,932,124	19.5%	(19,524)	10,395	-	164,522	2,087,517	19.9%
United Nations	187,060	1.9%	-	-	-	-	187,060	1.8%
Non-government	855,982	8.7%	(23,408)	23,408	22,236	-	878,218	8.4%
	9,892,325	100.0%	(192,005)	182,090	22,236	570,910	10,475,556	100.0%

[1] Excludes properties classified as discontinued operations.

[2] Sq. ft. leased is pursuant to leases existing as of the measurement date, and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease, if any. Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

TENANT LIST[1]



As of June 30, 2014

Tenant	Rentable Sq. Ft. [2]	% of Total Rentable Sq. Ft. [2]	% of Annualized Rental Income [3]		Tenant	Rentable Sq. Ft. [2]	% of Total Rentable Sq. Ft. [2]	% of Annualized Rental Income [3]
U.S. Government:					**State Government:**			
1 U.S. Customs & Immigration Service	740,433	6.7%	11.7%		1 State of California - five agency occupants	415,260	3.8%	4.0%
2 Internal Revenue Service	1,041,806	9.5%	8.4%		2 Commonwealth of Massachusetts - three agency occupants	307,119	2.8%	3.8%
3 U.S. Government [4]	489,518	4.5%	5.7%		3 State of Georgia - Department of Transportation	293,035	2.7%	2.2%
4 Department of Agriculture	337,500	3.1%	3.7%		4 State of Oregon - two agency occupants	199,018	1.8%	1.8%
5 Federal Bureau of Investigation	339,485	3.1%	3.6%		5 State of New Jersey - two agency occupants	176,855	1.6%	1.8%
6 Department of Justice	221,701	2.0%	3.0%		6 State of Washington - Social and Health Services	111,908	1.0%	1.1%
7 Department of Veterans Affairs	297,190	2.7%	2.8%		7 Commonwealth of Virginia - seven agency occupants	251,395	2.3%	2.2%
8 Centers for Disease Control	287,890	2.6%	2.5%		8 State of South Carolina - four agency occupants	121,561	1.1%	0.5%
9 Social Security Administration	220,587	2.0%	2.1%		9 State of Minnesota - two agency occupants	71,821	1.1%	0.5%
10 Defense Intelligence Agency	266,000	2.4%	2.0%		10 State of Maryland - Health and Human Services	84,674	0.7%	0.5%
11 Department of Homeland Security	127,508	1.2%	1.9%		11 State of New York - Department of Agriculture	64,000	0.6%	0.4%
12 National Business Center	212,996	1.9%	1.8%		Subtotal State Government	2,096,646	19.1%	18.9%
13 Department of Energy	220,702	2.0%	1.8%		**The United Nations**	187,060	1.7%	4.1%
14 National Park Service	166,745	1.5%	1.8%		**154 Non-Government Tenants**	871,239	7.9%	7.0%
15 U.S. Courts	115,366	1.1%	1.7%		Subtotal Leased Rentable Square Feet	10,475,556	95.5%	100.0%
16 Food and Drug Administration	133,920	1.2%	1.7%		**Available for Lease**	494,444	4.5%	--
17 Natural Resource Center	150,551	1.4%	1.3%		Total Rentable Square Feet	10,970,000	100.0%	100.0%
18 Drug Enforcement Agency	147,955	1.3%	1.3%					
19 Department of Health and Human Services	128,645	1.2%	1.2%					
20 National Archives and Record Administration	352,064	3.2%	1.2%					
21 Bureau of Land Management	183,325	1.7%	1.1%					
22 Defense Nuclear Facilities Board	58,931	0.5%	0.9%					
23 U.S. Postal Service	321,800	2.9%	0.9%					
24 Occupational Health and Safety Administration	57,770	0.5%	0.8%					
25 Military Entrance Processing Station	56,931	0.5%	0.8%					
26 Centers for Medicare and Medicaid Services	78,361	0.7%	0.7%					
27 Financial Management Service	98,073	0.9%	0.7%					
28 Department of Housing and Urban Development	88,559	0.8%	0.7%					
29 Environmental Protection Agency	43,232	0.4%	0.6%					
30 Department of the Army	228,108	2.1%	0.6%					
31 Bureau of Prisons	51,138	0.5%	0.5%					
32 Equal Employment Opportunity Commission	19,409	0.2%	0.1%					
33 National Labor Relations Board	10,615	0.1%	0.1%					
34 Small Business Administration	7,910	0.1%	0.1%					
35 Department of State	5,928	0.1%	0.1%					
36 Executive Office for Immigration Review	5,500	0.1%	0.0%					
37 Department of Labor	6,459	0.1%	0.0%					
Subtotal U. S. Government	7,320,611	66.8%	70.0%					

[1] Amounts exclude properties classified as discontinued operations.

[2] Sq. ft. is pursuant to leases existing as of 6/30/2014, and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased but is not occupied or is being offered for sublease, if any, and rentable sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

[3] Percentage of annualized rental income is calculated using annualized contractual base rents from our tenants pursuant to our lease agreements as of 6/30/2014, plus straight line rent adjustments and estimated recurring expense reimbursements to be paid to us, and excluding lease value amortization.

[4] Agency occupant cannot be disclosed.

LEASE EXPIRATION SCHEDULE[1]



As of June 30, 2014
(dollars and sq. ft. in thousands)

	Number of Tenants Expiring [2]	Sq. Ft. Expiring [3]	% of Sq. Ft. Expiring	Cumulative % of Sq. Ft. Expiring	Annualized Rental Income Expiring [4]	% of Annualized Rental Income Expiring	Cumulative % of Annualized Rental Income Expiring
2014	25	248	2.4%	2.4%	$ 7,289	2.9%	2.9%
2015	41	1,203	11.5%	13.9%	26,667	10.6%	13.5%
2016	41	1,023	9.8%	23.7%	35,070	13.9%	27.4%
2017	38	701	6.7%	30.4%	14,454	5.7%	33.1%
2018	39	1,338	12.8%	43.2%	34,437	13.7%	46.8%
2019	29	1,828	17.4%	60.6%	45,170	18.0%	64.8%
2020	19	1,036	9.9%	70.5%	24,321	9.7%	74.5%
2021	12	857	8.2%	78.7%	16,525	6.6%	81.1%
2022	10	658	6.3%	85.0%	14,113	5.6%	86.7%
2023 and thereafter	22	1,584	15.0%	100.0%	33,467	13.3%	100.0%
Total	276	10,476	100.0%		$ 251,513	100.0%	

Weighted average remaining lease term (in years)		5.2			4.9	

[1] Excludes properties classified as discontinued operations.

[2] Certain of our government tenants have the right to terminate their leases before the lease term expires.

[3] Sq. ft. is pursuant to leases existing as of 6/30/2014, and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease, if any, and sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

[4] Annualized rental income is defined as the annualized contractual base rents from our tenants pursuant to our lease agreements with them as of 6/30/2014, plus straight line rent adjustments and estimated recurring expense reimbursements to be paid to us, and excludes lease value amortization.

EXHIBITS



4712 Southpark Blvd., Ellenwood, GA.
Square Feet: 352,064.
Tenant: National Archives and Records Administration.

CALCULATION OF PROPERTY NET OPERATING INCOME (NOI) AND CASH BASIS NOI

EXHIBIT A



(dollars in thousands)

	For the Three Months Ended		For the Sixth Months Ended	
	6/30/2014	6/30/2013	6/30/2014	6/30/2013
Calculation of NOI and Cash Basis NOI [1]:				
Rental income [2]	$ 62,428	$ 55,934	$ 122,248	$ 112,238
Operating expenses	(22,075)	(20,142)	(45,624)	(39,633)
Property net operating income (NOI)	40,353	35,792	76,624	72,605
Non-cash straight line rent adjustments included in rental income [2]	(1,101)	(609)	(2,243)	(1,347)
Lease value amortization included in rental income [2]	215	306	405	547
Cash Basis NOI	$ 39,467	$ 35,489	$ 74,786	$ 71,805
Reconciliation of NOI and Cash Basis NOI to Net Income:				
Cash Basis NOI	$ 39,467	$ 35,489	$ 74,786	$ 71,805
Non-cash straight line rent adjustments included in rental income	1,101	609	2,243	1,347
Lease value amortization included in rental income	(215)	(306)	(405)	(547)
NOI	40,353	35,792	76,624	72,605
Depreciation and amortization	(16,191)	(13,603)	(31,618)	(26,929)
Acquisition related costs	(671)	(105)	(1,180)	(139)
General and administrative	(4,111)	(3,229)	(7,208)	(6,408)
Operating income	19,380	18,855	36,618	39,129
Interest and other income	8	4	58	10
Interest expense	(5,158)	(4,065)	(9,685)	(8,212)
Income tax expense	(101)	(43)	(123)	(86)
Equity in earnings of an investee	118	79	21	155
Income from continuing operations	14,247	14,830	26,889	30,996
Income from discontinued operations	361	374	2,909	8,934
Net income	$ 14,608	$ 15,204	$ 29,798	$ 39,930

[1] Excludes properties classified as discontinued operations.

[2] We report rental income on a straight line basis over the terms of the respective leases; as a result, rental income includes non-cash straight line rent adjustments. Rental income also includes the net effect of non-cash amortization of intangible lease assets and liabilities and expense reimbursements, tax escalations, parking revenues, service income and other fixed and variable charges paid to us by our tenants.

We calculate NOI on a GAAP and cash basis as shown above. We define NOI as income from our real estate less our property operating expenses. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions. We define Cash Basis NOI as NOI excluding non-cash straight line rent adjustments and lease value amortization. We consider NOI and Cash Basis NOI to be appropriate supplemental measures to net income because they may help both investors and management to understand the operations of our properties. We use NOI and Cash Basis NOI to evaluate individual and company wide property level performance, and we believe that NOI and Cash Basis NOI provide useful information to investors regarding our results of operations because they reflect only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods and with other REITs. The calculations of NOI and Cash Basis NOI exclude certain components of net income in order to provide results that are more closely related to our properties' results of operations. NOI and Cash Basis NOI do not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI and Cash Basis NOI differently than we do.

CALCULATION OF EBITDA AND ADJUSTED EBITDA

EXHIBIT B



(dollars in thousands)

	For the Three Months Ended				For the Sixth Months Ended			
		6/30/2014		6/30/2013		6/30/2014		6/30/2013
Net income	$	14,608	$	15,204	$	29,798	$	39,930
Add: interest expense		5,158		4,065		9,685		8,212
income tax expense		101		43		123		86
depreciation and amortization from continuing operations		16,191		13,603		31,618		26,929
depreciation and amortization from discontinued operations		-		369		-		784
EBITDA		36,058		33,284		71,224		75,941
Add: acquisition related costs		671		105		1,180		139
general and administrative expense paid in common shares[1]		654		547		1,008		1,046
Less: increase in carrying value of asset held for sale		-		-		(2,344)		-
net gain on sale of properties from discontinued operations		-		-		-		(8,168)
Adjusted EBITDA	$	37,383	$	33,936	$	71,068	$	68,958

[1] Amounts represent the portion of business management fees that are payable in our common shares as well as equity based compensation for our trustees, officers and certain employees of RMR. Adjustments were made to prior period amounts to conform to the current period Adjusted EBITDA calculation.

We calculate EBITDA and Adjusted EBITDA as shown above. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, operating income and cash flow from operating activities. We believe that EBITDA and adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, carrying value adjustments of real estate assets held for sale and any gain or loss on sale of properties, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

EXHIBIT C



(amounts in thousands, except per share data)

	For the Three Months Ended			For the Sixth Months Ended		
	6/30/2014		6/30/2013	6/30/2014		6/30/2013
Net income	$	14,608	$ 15,204	$	29,798	$ 39,930
Add: depreciation and amortization from continuing operations		16,191	13,603		31,618	26,929
depreciation and amortization from discontinued operations		-	369		-	784
Less: increase in carrying value of asset held for sale		-	-		(2,344)	-
net gain on sale of properties from discontinued operations		-	-		-	(8,168)
FFO		30,799	29,176		59,072	59,475
Add: acquisition related costs		671	105		1,180	139
estimated business management incentive fees[1]		-	252		-	432
Normalized FFO	$	31,470	$ 29,533	$	60,252	$ 60,046
Weighted average common shares outstanding		54,743	54,669		54,734	54,657
Net income per common share	$	0.27	$ 0.28	$	0.54	$ 0.73
FFO per common share	$	0.56	$ 0.53	$	1.08	$ 1.09
Normalized FFO per common share	$	0.57	$ 0.54	$	1.10	$ 1.10

[1] Amounts represent estimated incentive fees under our business management agreement payable in common shares after the end of each calendar year calculated: (i) prior to 2014 based upon increases in annual normalized funds from operations, and (ii) beginning in 2014 based on common share total return. In calculating net income in accordance with GAAP, we recognize estimated business management incentive fee expense, if any, each quarter. Although we recognize this expense each quarter for purposes of calculating net income, we do not include these amounts in the calculation of Normalized FFO until the fourth quarter, which is when the actual expense amount for the year is determined. Adjustments were made to prior period amounts to conform to the current period Normalized FFO calculation.

We calculate FFO and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, plus real estate depreciation and amortization, excluding carrying value adjustments of real estate assets held for sale and any gain or loss on sale of properties, as well as certain other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we exclude acquisition related costs and estimated business management incentive fees. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and with other REITs. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility and term loan agreements, the availability of debt and equity capital, our expectation of our future capital requirements and operating performance, and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.

PROPERTY DETAIL[1]
(sorted by location)

EXHIBIT D



As of June 30, 2014
(dollars in thousands)

	Property Location		No. of Buildings	Primary Tenant Type	Rentable Sq. Ft.	% Leased	Annualized Rental Income[2]	Undepreciated Carrying Value	Depreciated Carrying Value	Date Acquired[3]	Weighted Average Year Built or Substantially Renovated[4]
1	131 Clayton Street	Montgomery, AL	1	Federal	57,815	100.0%	$ 1,425	$ 10,020	$ 9,338	6/22/2011	2007
2	4344 Carmichael Road	Montgomery, AL	1	Federal	49,370	100.0%	1,504	13,032	12,886	12/17/2013	2009
3	711 14th Avenue	Safford, AZ	1	Federal	36,139	100.0%	973	12,274	11,101	6/16/2010	1992
4	5045 East Butler Street	Fresno, CA	1	Federal	531,976	100.0%	8,384	68,402	50,256	8/29/2012	1971
5	10949 N. Mather Boulevard	Rancho Cordova, CA	1	State	93,807	100.0%	2,611	17,485	17,203	10/30/2013	2012
6	9800 Goethe Road	Sacramento, CA	1	State	110,500	100.0%	2,091	15,134	13,576	12/23/2009	1993
7	9815 Goethe Road	Sacramento, CA	1	State	87,863	100.0%	1,953	12,438	11,712	9/14/2011	1992
8	Capital Place	Sacramento, CA	1	State	163,840	97.5%	4,600	41,598	37,261	12/17/2009	1988
9	4181 Ruffin Road	San Diego, CA	1	Federal	141,634	80.9%	2,845	19,439	18,087	7/16/2010	1981
10	4560 Viewridge Road	San Diego, CA	1	Federal	147,955	100.0%	3,205	23,466	15,091	3/31/1997	1996
11	Sky Park Centre	San Diego, CA	1	Vacant	43,918	0.0%	-	6,215	4,550	6/24/2002	1986
12	Turning Basin Business Park	Stockton, CA	1	Federal	22,012	100.0%	972	6,033	5,771	7/20/2012	2012
13	16194 West 45th Street	Golden, CO	1	Federal	43,232	100.0%	1,558	7,102	4,468	3/31/1997	1997
14	12795 West Alameda Parkway	Lakewood, CO	1	Federal	166,745	100.0%	4,524	27,462	24,729	1/15/2010	1988
15	Corporate Center	Lakewood, CO	3	Federal	212,996	100.0%	4,557	34,249	25,864	10/11/2002	1996
16	20 Massachusetts Avenue	Washington, DC	1	Federal	340,119	100.0%	17,192	84,391	57,637	3/31/1997	1996
17	625 Indiana Avenue	Washington, DC	1	Federal	159,695	95.1%	7,192	54,868	52,067	8/17/2010	1989
18	7850 Southwest 6th Court	Plantation, FL	1	Federal	135,819	100.0%	4,823	35,645	33,215	5/12/2011	1999
19	8900 Grand Oak Circle	Tampa, FL	1	Federal	67,916	100.0%	1,929	13,006	11,896	10/15/2010	2008
20	181 Spring Street NW	Atlanta, GA	1	Federal	90,688	100.0%	3,639	24,064	23,105	7/25/2012	2007
21	Corporate Square	Atlanta, GA	5	Federal	352,876	81.6%	6,192	35,276	27,430	7/16/2004	1967
22	Executive Park	Atlanta, GA	1	Non-Govt	125,788	100.0%	1,790	15,353	12,391	7/16/2004	1972
23	One Georgia Center	Atlanta, GA	1	State	375,952	94.3%	6,796	38,276	36,337	9/30/2011	2008
24	4712 Southpark Boulevard	Ellenwood, GA	1	Federal	352,064	100.0%	3,041	21,025	20,084	7/25/2012	2005
25	220 E. Bryan Street	Savannah, GA	1	Federal	35,228	100.0%	670	3,372	3,131	7/16/2010	1990
26	South Vinnell Way	Boise, ID	3	Federal	180,952	100.0%	4,224	32,538	31,207	9/11/2012	1997
27	2020 S. Arlington Heights	Arlington Heights, IL	1	Federal	57,770	100.0%	2,065	15,456	13,890	12/29/2009	1988
28	Intech Park	Indianapolis, IN	3	Federal	433,924	90.9%	9,984	74,890	70,053	10/14/2011	2003
29	400 State Street	Kansas City, KS	1	Federal	170,817	89.8%	2,945	11,686	10,551	6/16/2010	1971
30	7125 Industrial Road	Florence, KY	1	Federal	167,939	100.0%	2,516	13,431	12,991	12/31/2012	2002
31	251 Causeway Street	Boston, MA	1	State	132,876	100.0%	3,766	23,068	21,383	8/17/2010	1988
32	75 Pleasant Street	Malden, MA	1	State	125,521	100.0%	4,964	32,230	29,063	5/24/2010	2008
33	25 Newport Avenue	Quincy, MA	1	State	92,549	100.0%	2,321	12,247	11,450	2/16/2011	2009
34	One Montvale Avenue	Stoneham, MA	1	Federal	97,777	94.1%	2,343	13,211	12,083	6/16/2010	1987
35	4201 Patterson Avenue	Baltimore, MD	1	State	84,674	100.0%	1,270	10,396	7,095	10/15/1998	1989
36	2115 East Jefferson Street	Bethesda, MD	1	Federal	128,645	100.0%	3,072	14,501	14,269	8/27/2013	2003
37	20400 Century Boulevard	Germantown, MD	1	Federal	80,550	100.0%	1,744	12,935	8,359	3/31/1997	1995
38	3300 75th Avenue	Landover, MD	1	Federal	266,000	100.0%	5,134	40,883	36,928	2/26/2010	2004
39	4700 River Road	Riverdale, MD	1	Federal	337,500	100.0%	9,184	36,954	32,185	9/17/2010	1994
40	1401 Rockville Pike	Rockville, MD	1	Federal	188,444	81.1%	4,755	37,863	25,067	2/2/1998	1986

See notes on page 32.

PROPERTY DETAIL[1]

(sorted by location)



EXHIBIT D

As of June 30, 2014
(dollars in thousands)

	Property Location		No. of Buildings	Primary Tenant Type	Rentable Sq. Ft.	% Leased	Annualized Rental Income[2]	Undepreciated Carrying Value	Depreciated Carrying Value	Date Acquired[3]	Weighted Average Year Built or Substantially Renovated[4]
41	Rutherford Business Park	Windsor Mill, MD	1	Federal	80,398	100.0%	1,862	11,825	11,420	11/16/2012	2011
42	Meadows Business Park	Woodlawn, MD	2	Federal	182,561	100.0%	3,900	25,409	23,564	2/15/2011	1996
43	11411 E. Jefferson Avenue	Detroit, MI	1	Federal	55,966	100.0%	2,714	18,632	16,756	4/23/2010	2009
44	330 South Second Avenue	Minneapolis, MN	1	Federal	193,556	68.1%	2,619	28,212	26,176	7/16/2010	2013
45	Rosedale Corporate Plaza	Roseville, MN	1	State	61,426	100.0%	1,126	7,736	5,408	12/1/1999	1987
46	1300 Summit Street	Kansas City, MO	1	Federal	86,739	100.0%	2,060	15,043	14,513	9/27/2012	1998
47	4241-4300 NE 34th Street	Kansas City, MO	1	Federal	98,073	100.0%	1,806	11,402	7,306	3/31/1997	1995
48	1220 Echelon Parkway	Jackson, MS	1	Federal	109,819	100.0%	3,758	25,946	24,725	7/25/2012	2009
49	10-12 Celina Avenue	Nashua, NH	1	Federal	321,800	100.0%	2,244	17,206	15,490	8/31/2009	1997
50	50 West State Street	Trenton, NJ	1	State	266,995	98.3%	6,716	44,535	41,153	12/30/2010	1989
51	435 Montano Boulevard	Albuquerque, NM	1	Federal	29,045	100.0%	430	2,508	2,288	7/16/2010	1986
52	138 Delaware Avenue	Buffalo, NY	1	Federal	121,711	100.0%	3,800	27,968	19,503	3/31/1997	2013
53	Airline Corporate Center	Colonie, NY	1	State	64,000	100.0%	1,091	7,190	6,870	6/22/2012	2004
54	5000 Corporate Court	Holtsville, NY	1	Federal	264,482	81.6%	5,734	25,315	24,004	8/31/2011	2000
55	305 East 46th Street	New York, NY	1	United Nations	187,060	100.0%	10,355	104,157	99,007	5/27/2011	2008
56	4600 25th Avenue	Salem, OR	1	State	233,358	97.8%	5,056	28,410	27,130	12/20/2011	2007
57	Synergy Business Park	Columbia, SC	3	State	180,703	77.0%	1,557	14,799	12,970	5/10/2006;9/17/2010	1984
58	One Memphis Place	Memphis, TN	1	Federal	204,694	75.9%	3,066	8,128	7,494	9/17/2010	1985
59	701 Clay Road	Waco, TX	1	Federal	137,782	100.0%	2,164	12,830	8,892	12/23/1997	1997
60	Enterchange at Meadowville	Chester, VA	1	Federal	228,108	100.0%	1,512	11,174	10,974	8/28/2013	2011
61	3920 Pender Drive	Fairfax, VA	1	Federal	83,130	100.0%	2,420	15,804	15,724	3/21/2014	2011
62	Pender Business Park	Fairfax, VA	4	State	170,940	96.1%	4,082	23,915	23,558	11/4/2013	2000
63	1759 & 1760 Business Center Drive	Reston, VA	2	Federal	406,388	100.0%	11,978	87,724	87,561	5/28/2014	1996
64	9960 Maryland Drive	Richmond, VA	1	State	173,932	94.6%	3,217	18,544	18,511	5/20/2014	1994
65	Aquia Commerce Center	Stafford, VA	2	Federal	64,488	100.0%	1,639	9,726	9,158	6/22/2011	1998
66	65 Bowdoin Street	S. Burlington, VT	1	Federal	26,609	100.0%	1,099	9,236	8,338	4/9/2010	2009
67	840 North Broadway	Everett, WA	2	State	111,908	100.0%	2,656	18,836	18,065	6/28/2012	1988
68	Stevens Center	Richland, WA	2	Federal	140,152	100.0%	2,802	21,774	14,266	3/31/1997	1995
69	11050 West Liberty Drive	Milwaukee, WI	1	Federal	29,297	100.0%	1,044	5,594	5,231	6/9/2011	2006
70	2029 Stonewall Jackson Drive	Falling Waters, WV	1	Federal	40,348	100.0%	782	4,994	3,250	3/31/1997	1993
71	5353 Yellowstone Road	Cheyenne, WY	1	Federal	122,647	100.0%	1,473	11,315	7,075	3/31/1997	1995
			91		10,970,000	95.5%	$ 251,513	$ 1,697,796	$ 1,492,136		

(1) Excludes properties classified as discontinued operations.
(2) Annualized rental income is calculated using annualized contractual base rents from our tenants pursuant to our lease agreements as of 6/30/2014, plus straight line rent adjustments and estimated recurring expense reimbursements to be paid to us, and excluding lease value amortization.
(3) Date acquired is the date we acquired the property or the date our former parent entity acquired the property for those properties that our former parent entity contributed to us in June 2009 as part of our initial public offering.
(4) Weighted based on square feet.